SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2003

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

TABLE OF CONTENTS

Documents Included as Part of this Report
Document 1
Interim Consolidated Balance Sheet
Interim Consolidated Statements of Operations and Retained Earnings (Deficit)
Interim Consolidated Statements of Cash Flows
Other Information
Document 2
Document 3

Documents Included as Part of this Report

No.	Document

1.	Press release dated November 7, 2003

2.	Interim Report to Shareholders for the Three months ended September 30, 2003

3.	Segmented Financial Information for the Three and Nine month periods ended September 30, 2003 and 2002

Document 1

Q3 PRESS RELEASE

November 7, 2003

AINSWORTH ANNOUNCES THIRD QUARTER RESULTS

($ millions, except per share data)	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

Sales	140.2	86.6	322.8	272.3
Operating earnings	59.0	7.9	87.9	33.9
Unrealized foreign exchange gain (loss) on long term debt	(0.7)	(20.0)	64.1	1.6
Net Income (loss)	28.9	(19.4)	82.7	(6.9)
Earnings (loss) per share	1.99	(1.33)	5.68	(0.48)
EBITDA (1)	67.3	19.6	112.3	60.6
Cash flow from operations (2)	46.7	5.5	55.9	5.9

(1)	EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization plus interest and other income.
(2)	Cash provided by operations after changes in non-cash working capital.

Vancouver, British Columbia — Ainsworth Lumber Co. Ltd. (TSX: ANS) today reported its financial results for the third quarter and nine-month period ended September 30, 2003.

Third-quarter sales of $140.2 million was $53.6 million or 61.9% higher than the third quarter of 2002 due to sharply higher selling prices for oriented strand board (OSB). Net income for the third quarter was $28.9 million or $1.99 per share compared to a net loss of $19.4 million or $1.33 loss per share in last year’s third quarter. Net income included an unrealized foreign exchange loss on US-dollar denominated debt of $0.7 million compared to a loss of $20.0 million in the third quarter of 2002. Operating earnings before amortization, plus interest and other income (EBITDA) in the three-month period was $67.3 million compared to $19.6 million in the same period last year. Cash provided by operations (after changes in non-cash working capital) was $46.7 million compared to $5.5 million in the same period of 2002.

For the nine months ended September 30, 2003, net income was $82.7 million or $5.68 per share compared to a net loss of $6.9 million or a $0.48 loss per share from the same period last year. The increase in net income can largely be attributed to an unrealized foreign exchange gain on US-dollar denominated debt of $64.1 million compared to $1.6 million for the same period of 2002, and to a $54.0 million improvement in operating earnings arising from higher OSB prices. EBITDA for the nine-month period was $112.3 million compared to $60.6 million in the same period of 2002, primarily reflecting an 18.5% increase in sales. Sales for the first nine months of 2003 were $322.8 million compared to sales of $272.3 million for the corresponding period of 2002. Cash provided by operations, after changes in non-cash working capital, totaled $55.9 million for the first nine months of 2003 compared to $5.9 million for the same period a year earlier.

Ainsworth’s labour agreement with unionized employees at the 100 Mile House OSB facility expired at June 30, 2003. Given that the parties have yet to settle on terms of a new agreement there is the risk of a work stoppage at 100 Mile House that would have an adverse effect on our results.

Brian Ainsworth, Chairman and Chief Executive Officer, said: “OSB prices reached record levels in the third quarter driven by strong North American homebuilding demand. We are encouraged by the strength of the OSB market into the fourth quarter, however, we are concerned with the continued appreciation of the Canadian dollar and its potential long-term effect on our OSB and specialty plywood mill returns.”

Ainsworth will hold a conference call at 10:30 A.M. PST (1:30 P.M. EST) on Monday, November 10, 2003 to discuss the company’s third quarter results. To access the conference call, listeners should dial 1-800-428-5596 (reservation number 21164670). For those unable to participate in the live call, a recording of the call will be available until November 17, 2003 and can be accessed at 1-800-558-5253 (reservation number 21164670).

The company’s interim report to shareholders for the period ended September 30, 2003 will be available on Ainsworth’s web-site at www.Ainsworth.ca, effective November 14, 2003.

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for over 50 years. The company’s facilities have a total annual capacity of 1.5 billion square feet (3/8” basis) of oriented strand board (OSB), 155 million square feet of specialty overlaid plywood, and 65 million board feet of lumber. In Alberta, its operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., its operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and finger-joined lumber plant at Abbotsford.

For further information please contact:

Ainsworth Lumber Co. Ltd.

Michael Ainsworth
Executive Vice-President
(604) 661-3200

or

Bruce Rose
General Manager, Corporate Planning
(604) 661-3200

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheet
(In thousands of dollars)

	September 30	December 31
	2003	2002

	Unaudited	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$130,595	$80,195
Accounts receivable	35,627	25,198
Inventories	40,411	50,906
Prepaid expenses	1,472	2,655
Income taxes receivable	34	120

	208,139	159,074
CAPITAL ASSETS	351,979	369,263
OTHER ASSETS	23,901	26,715

	$584,019	$555,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	15,775	17,415
Accrued liabilities	20,711	36,954
Current portion of long term debt	260	46

	36,746	54,415
REFORESTATION OBLIGATION	4,280	4,634
LONG TERM DEBT	377,178	440,332
FUTURE INCOME TAXES	34,991	7,300

	453,195	506,681

SHAREHOLDERS’ EQUITY
Capital stock	53,106	53,083
Contributed surplus	142	375
Retained earnings (Deficit)	77,576	(5,087)

	130,824	48,371

	$584,019	$555,052

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of dollars, except per share data) Unaudited

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

SALES	$140,247	$86,635	$322,782	$272,316

COSTS AND EXPENSES
Costs of products sold	68,737	64,393	198,618	197,321
Selling and administration	4,779	6,736	13,297	17,105

	73,516	71,129	211,915	214,426

OPERATING EARNINGS BEFORE AMORTIZATION	66,731	15,506	110,867	57,890
AMORTIZATION OF CAPITAL ASSETS	7,724	7,580	22,962	24,010

OPERATING EARNINGS	59,007	7,926	87,905	33,880

FINANCE EXPENSE
Interest charges	(12,597)	(14,765)	(39,220)	(42,821)
Amortization charges	(1,233)	(1,297)	(3,644)	(4,053)

	(13,830)	(16,062)	(42,864)	(46,874)
OTHER
Interest and other income	611	4,119	1,440	2,702
Write-down of capital assets	—	—	—	432

	(13,219)	(11,943)	(41,424)	(44,604)

INCOME (LOSS) BEFORE INCOME TAXES AND UNREALIZED FOREIGN EXCHANGE GAIN (LOSS); LONG-TERM DEBT	45,788	(4,017)	46,481	(10,724)
UNREALIZED FOREIGN EXCHANGE (LOSS) GAIN; LONG TERM DEBT	(676)	(19,987)	64,098	1,576

INCOME (LOSS) BEFORE INCOME TAXES	45,112	(24,004)	110,579	(9,148)
INCOME AND LARGE CORPORATION TAX EXPENSE (RECOVERY)	16,189	(4,638)	27,916	(2,207)

NET INCOME (LOSS)	28,923	(19,366)	82,663	(6,941)
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	48,653	25,211	(5,087)	12,786

RETAINED EARNINGS, END OF PERIOD	$77,576	$5,845	$77,576	$5,845

Basic and diluted earnings (loss) per share	$1.99	$(1.33)	$5.68	$(0.48)

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of dollars) Unaudited

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$28,923	$(19,366)	$82,663	$(6,941)
Amounts not requiring an outlay of cash
Amortization of capital assets	7,724	7,580	22,962	24,010
Amortization of financing costs	651	654	1,924	1,916
Amortization of debt discount	216	216	638	639
Unrealized foreign exchange (gain) loss; long-term debt	676	19,987	(64,098)	(1,576)
Amortization of consent and commitment fees	366	427	1,169	1,499
Non-cash stock-based compensation	—	67	(210)	201
(Gain) Loss on disposal of capital assets	(1)	17	12	26
Writedown of machinery and equipment	—	—	—	432
Change in non-current reforestation obligation	(348)	(46)	(353)	155
Write-off of security deposit on lease termination	—	980	—	980
Future income taxes	15,908	(4,992)	27,691	(3,629)
Change in non-cash operating working capital	(7,455)	10	(16,549)	(11,852)

	46,660	5,534	55,849	5,860

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in capital lease obligations	(65)	97	519	48

	(65)	97	519	48

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to capital assets	(1,910)	(4,599)	(5,713)	(6,242)
Increase in other assets	(733)	(1,596)	(278)	(423)
Proceeds on disposal of capital assets	6	13	23	14

	(2,637)	(6,182)	(5,968)	(6,651)

NET CASH INFLOW (OUTFLOW)	43,958	(551)	50,400	(743)
CASH, BEGINNING OF PERIOD	86,637	86,770	80,195	86,962

CASH, END OF PERIOD	$130,595	$86,219	$130,595	$86,219

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Other Information

Selected Balance Sheet Items ($000’s)	September 30, 2003	September 30, 2002

Cash	$130,595	$86,219
Total assets	$584,019	$556,667
Total debt	$377,438	$442,874
Shareholders’ equity	$130,824	$59,475

		Three Months ended September 30		Nine months ended September 30

Reconciliation of Net Income (loss) to EBITDA ($000’s)		2003	2002	2003	2002

Net Income (loss)		$28,923	$(19,366)	$82,663	$(6,941)
Add:	Depreciation and amortization	7,724	7,580	22,962	24,010
	Finance expense	13,830	16,062	42,864	46,874
	Write-down of capital assets	—	—	—	432
	Income and large corporation tax expense (recovery)	16,189	(4,638)	27,916	(2,207)
	Unrealized foreign exchange (gain) loss	676	19,987	(64,098)	(1,576)

EBITDA		$67,342	$19,625	$112,307	$60,592

Product Sales ($000’s)
OSB		$118,180	$64,350	$258,740	$201,019
Plywood		18,667	15,273	52,655	46,021
Veneer		2,838	2,364	8,813	9,967
Lumber		—	4,085	925	13,716
Chips		563	563	1,649	1,593

		$140,247	$86,635	$322,782	$272,316

Geographic Sales Distribution ($000’s)
Canada		$23,402	$19,259	$59,981	$49,995
USA		107,916	55,896	237,648	193,175
Europe		1,917	2,535	6,014	4,965
Asia		7,012	8,945	19,139	24,181

		$140,247	$86,635	$322,782	$272,316

Product Shipment Volumes
OSB	(msf-3/8”)	349,906	324,389	1,002,480	985,415
Plywood	(msf-3/8”)	31,434	22,020	88,022	67,571
Veneer	(msf-3/8”)	13,133	10,390	41,326	45,890
Lumber	(mfbm)	—	10,063	2,447	28,678
Chips	(BDUs)	7,672	5,902	24,138	22,338

Production Volumes
OSB	(msf-3/8”)	343,139	323,489	999,456	969,578
Plywood	(msf-3/8”)	26,536	22,852	84,582	70,502
Veneer	(msf-3/8” {Note 1}	42,467	34,181	133,148	124,339
Lumber	(mfbm)	—	11,073	—	29,388
Chips	(BDUs)	7,672	5,902	24,138	22,338

Note 1: includes transfer volumes to Savona (for plywood production)

Document 2

INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

LETTER TO SHAREHOLDERS

Dear fellow shareholders:

I am pleased to report to you on a quarter of improved performance. Strong demand for oriented strand board (OSB) in North American markets throughout the third quarter of 2003 allowed Ainsworth Lumber Co. Ltd. to sharply increase prices, book lengthy order files, and improve our operating earnings. Good overall operating performance at each of our facilities enabled us to capitalize on favourable market conditions during the quarter. We continued to realize the increased productivity benefits from recent capital improvements at the High Level and Grande Prairie OSB mills. As well, we reduced operating and administrative costs through ongoing productivity improvement initiatives. Meanwhile, our safety performance remains excellent and I am encouraged by everyone’s focus on safety throughout our organization.

Results of Operations

Ainsworth Lumber Co. Ltd. generated income (before income taxes and unrealized foreign exchange gain (loss) on US-dollar denominated debt) for the third quarter of 2003 of $45.8 million compared to losses of $1.0 million in the preceding quarter and $4.0 million in the third quarter of 2002. On a year to date basis, income (before income taxes and unrealized foreign exchange gain (loss) on US-dollar denominated debt) was $46.5 million compared to a loss of $10.7 million this time last year. Net income for the quarter was $28.9 million ($1.99 per share) compared to net income of $27.6 million ($1.90 per share) in the preceding quarter and a net loss of $19.4 million ($1.33 per share) in the third quarter of 2002. On a year to date basis, net income was $82.7 million compared to a net loss of $6.9 million this time last year primarily due to a $62.5 million increase in unrealized gain (loss) on the translation of US-dollar denominated debt and a $54.0 million increase in operating earnings. Other factors impacting net income include a $4.0 million reduction in finance expense and a $3.8 million decrease in selling and administration costs.

The Company’s improved quarterly financial performance, when compared to the third quarter of 2002, can largely be attributed to a combination of significantly higher price realizations for OSB and increased OSB shipments. North American benchmark OSB market prices increased steadily throughout the third quarter to a historically high level, primarily as a result of active homebuilding and low distribution channel inventories. OSB shipments were higher by 7.9% when compared to the third quarter of 2002 because of higher production volumes generated at all of our OSB facilities. The OSB market strength enabled the Company to increase its average OSB sales price by 54.7% and 70.3% from the preceding quarter and the third quarter of 2002, respectively.

Sales of $140.2 million in the third quarter represented an increase of $48.8 million (53.4%) from the preceding quarter and $53.6 million (61.9%) compared to the same period last year, again due in great part to the higher OSB prices. Sales for the nine months ended September 30, 2003 increased by $50.5 million (18.5%) to $322.8 million from the comparable period a year ago.

Operating earnings before amortization, plus interest and other income (EBITDA) for the third quarter of 2003 was $67.3 million compared to $20.2 million in the preceding quarter and $19.6 million in the third quarter of 2002. On a year to date basis EBITDA of $112.3 million was $51.7 million (85.3%) higher than the $60.6 million in the comparable period of 2002 primarily due to a 26.5% increase in the average OSB sales price and a 1.7% increase in OSB shipments. Another factor having a favourable impact on year to date EBITDA was a $3.8 million reduction in selling and administration costs.

The High Level OSB Facility

The company’s newest OSB plant in High Level generated its highest quarterly production volume ever during the third quarter of 2003. While the mill remains at approximately 65% of design capacity, OSB production volume increased by 15.4% compared to the third quarter of 2002. The higher production levels achieved at High Level, following major press repairs completed during a seven-day shutdown in late June, have been encouraging.

Cash Flow and Financial Position

Cash provided by operations, after changes in non-cash working capital, was $46.7 million for the third quarter of 2003 compared to $5.5 million in the third quarter of 2002. The increase in cash provided by operations is largely attributable to a significant increase in operating earnings arising from higher OSB prices. Non-cash working capital increased by $7.5 million in 2003 compared to 2002, primarily due to the decrease in accrued liabilities associated with the decline in accrued interest. For the nine months ended September 30, 2003, cash provided by operations was $55.9 million compared to $5.9 million in same period last year, again due in great part to the higher operating earnings arising from the higher OSB prices.

For the third quarter, capital expenditures totaled $1.9 million compared to $4.6 million in the same period last year. Capital expenditures for the nine months ended September 30, 2003 were $5.7 million compared to $6.2 million in 2002. Throughout 2003, capital has been allocated towards a number of small, high-return capital projects at a number of facilities.

Ainsworth ended the quarter with a cash balance of $130.6 million compared to $86.6 million at June 30, 2003 and $86.2 million at the end of the third quarter of 2002.

Outlook

The record OSB pricing in the third quarter allowed the Company to substantially improve financial performance. While economic uncertainty continues to prevail, we anticipate OSB pricing to remain strong in the near term. Longer term, we are concerned with the continued appreciation of the Canadian dollar and its potential effect on our OSB and specialty plywood mill returns.

November 7, 2003

On behalf of the Board of Directors of
Ainsworth Lumber Co. Ltd.

Brian E. Ainsworth
Chairman and Chief Executive Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended September 30, 2003

Overview

Sales of $140.2 million in the third quarter were $53.6 million or 61.9% higher than the $86.6 million in sales in the same period of 2002. The increase was largely attributable to a 70.3% increase in average OSB sales price and a 7.9% increase in OSB shipment volume. OSB sales in the three-month period were $118.2 million compared to $64.4 million for the corresponding quarter last year.

Operating earnings before amortization, plus interest and other income (EBITDA) was $67.3 million compared to $19.6 million in the third quarter of 2002. The increase in EBITDA was a result of higher OSB prices and shipments.

Income (before income taxes and unrealized foreign exchange loss on US-dollar denominated debt) in the third quarter was $45.8 million compared to a loss of $4.0 million in the same period of 2002. After taking into account income taxes and the unrealized foreign exchange loss on US-dollar denominated debt, net income was $28.9 million compared to a net loss of $19.4 million in the third quarter of 2002. The increase in net income was primarily due to the $51.1 million increase in operating earnings and the $19.3 million decrease in the unrealized foreign exchange loss on US-dollar denominated debt.

Financial Highlights

Sales in the third quarter increased by $53.6 million (61.9%) to $140.2 million due to the combined effect of a $53.8 million increase in OSB sales, a $4.1 million decrease in lumber sales, a $3.4 million increase in plywood sales, and a $0.4 million increase in veneer sales. OSB sales amounted to approximately 84% of the company’s total sales in the third quarter of 2003 compared to 74% in the same period of 2002.

OSB sales of $118.2 million were $53.8 million or 83.5% higher than OSB sales of $64.4 million in the third quarter of 2002. Compared to the same period of 2002 the company’s average OSB sales price increased by 70.3% and OSB shipments increased 7.9%. Plywood sales increased by 22.2% from the same period last year to $18.7 million because the 42.8% increase in shipments was only partially offset by a 14.4% decrease in average sales price. Plywood’s lower average sales price is largely attributable to a product mix comprised of an increased proportion of relatively lower-priced commodity sheathing products. Lumber sales declined by $4.1 million compared to the third quarter of 2002 as the Abbotsford operation has been temporarily closed since December 2002 due to market conditions.

Cost of products sold in the third quarter of 2003 was $68.7 million compared to $64.4 million in 2002 primarily due to increased shipments of OSB, plywood, and veneer.

OSB costs of products sold in the third quarter of 2003 was $48.5 million compared to $45.8 million during the same period of 2002. The higher cost of products sold was attributable to a 7.9% increase in OSB shipments and a 2.9% decrease in average per unit production cost. Plywood and veneer cost of products sold of $20.2 million was $5.8 million or 40.3% higher than those incurred in the corresponding quarter last year. Plywood and veneer shipments increased by 42.8% and 26.4%, respectively, compared to the third quarter of 2003. Lumber cost of products sold was $5.0 million lower than the third quarter of 2002 due to the ongoing market-related closure of the Abbotsford operation.

Selling and administration expenses of $4.8 million for the third quarter of 2003 were $1.9 million or 28.4% lower than the same period of 2002 due to management initiatives to reduce administration costs.

Amortization of capital assets for the third quarter of 2003 was $7.7 million compared to $7.6 million in the corresponding period in the prior year.

Finance expense, excluding unrealized foreign exchange gain on US-dollar denominated debt, at $13.8 million was $2.3 million lower than the $16.1 million expense in the third quarter of 2002. The lower finance expense resulted from the year-over-year appreciation of the Canadian dollar relative to the US dollar.

Other income of $0.6 million was $3.5 million lower when compared to $4.1 million in the same period of 2002. The decrease was primarily due to a $0.6 million foreign exchange loss on working capital arising from the year-over-year appreciation of the Canadian dollar relative to the US dollar. The comparable three-month period in 2002 provided a $3.8 million foreign exchange gain on working capital.

Unrealized foreign exchange loss associated with US-dollar denominated debt amounted to $0.7 million in the quarter compared to a loss of $20.0 million in 2002. The lower loss reflects the relative stability of the Canadian dollar in the third quarter of 2003 compared to the same period of 2002.

Income tax expense for the quarter was $16.2 million compared to a $4.6 million income tax recovery in the third quarter of 2002. The higher tax expense resulted from a $69.1 million increase in income before income taxes relative to the third quarter last year.

Operating Highlights

OSB production volume of 343 million square feet (3/8” basis) was 6.1% higher than the third quarter of 2002. Productivity gains were realized at the High Level and Grande Prairie OSB facilities. The company’s newest OSB plant in High Level generated its highest quarterly production volume during the third quarter of 2003. While the mill remains at approximately 65% of design capacity, OSB production volume increased by 15.4% compared to the third quarter of 2002. The Grande Prairie OSB facility had a 3.7% increase in production compared to the third quarter of 2002 as a result of earlier capital programs aimed at increasing the mill’s productive capacity.

Plywood production was 16.1% higher than the corresponding quarter last year. The increase was attributable to strong demand and higher market prices for commodity sheathing plywood.

Veneer production increased by 24.2% in the quarter primarily due to strong market conditions for veneer and commodity sheathing plywood.

There was no production of lumber during the quarter because the Abbotsford lumber facility remains closed due to market conditions.

Cash Flow and Liquidity

Cash provided by operations, after changes in non-cash working capital, was $46.7 million for the third quarter of 2003 compared to $5.5 million in the third quarter of 2002. The increase was largely attributed to higher operating earnings arising from higher OSB prices. Non-cash working capital increased by $7.5 million compared to the same period of 2002 primarily due to the decrease in accrued liabilities associated with the decline in accrued interest.

Capital expenditures of $1.9 million for third-quarter 2003 were down $2.7 million compared to the same period last year. The company was engaged during the quarter in a number of small, high-return capital projects at each of its facilities.

At September 30, 2003 the company had $130.6 million in cash and cash equivalents available compared to $80.2 million at December 31, 2002 and $86.2 million at the end of the third quarter of 2002. Under the indentures governing our senior secured notes, we have virtually no ability to incur additional debt. As a result, our operations are funded solely by cash flow generated from operations and our available cash balance. Our cash flow is subject to general economic, industry, and legislative conditions that are beyond our control.

Outlook

Strong homebuilding activity and low inventories in key markets led to higher OSB market prices in the third quarter and allowed the company to generate strong operating earnings. While economic uncertainties continue to prevail, we anticipate OSB pricing to remain strong in the near term.

A three-year collective bargaining agreement with unionized labour at our 100 Mile House OSB facility expired at June 30, 2003. Given that the parties have yet to settle on terms of a new agreement there is the risk of a work stoppage at 100 Mile House that would have an adverse effect on our results.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheet
(In thousands of dollars)

	September 30	December 31
	2003	2002

	Unaudited	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$130,595	$80,195
Accounts receivable	35,627	25,198
Inventories	40,411	50,906
Prepaid expenses	1,472	2,655
Income taxes receivable	34	120

	208,139	159,074

CAPITAL ASSETS	351,979	369,263
OTHER ASSETS	23,901	26,715

	$584,019	$555,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	15,775	17,415
Accrued liabilities	20,711	36,954
Current portion of long term debt	260	46

	36,746	54,415
REFORESTATION OBLIGATION	4,280	4,634
LONG TERM DEBT	377,178	440,332
FUTURE INCOME TAXES	34,991	7,300

	453,195	506,681

SHAREHOLDERS’ EQUITY
Capital stock	53,106	53,083
Contributed surplus	142	375
Retained earnings (Deficit)	77,576	(5,087)

	130,824	48,371

	$584,019	$555,052

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Approved by the Board:

DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of dollars, except per share data) Unaudited

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

SALES	$140,247	$86,635	$322,782	$272,316

COSTS AND EXPENSES
Costs of products sold	68,737	64,393	198,618	197,321
Selling and administration	4,779	6,736	13,297	17,105

	73,516	71,129	211,915	214,426

OPERATING EARNINGS BEFORE AMORTIZATION	66,731	15,506	110,867	57,890
AMORTIZATION OF CAPITAL ASSETS	7,724	7,580	22,962	24,010

OPERATING EARNINGS	59,007	7,926	87,905	33,880

FINANCE EXPENSE
Interest charges	(12,597)	(14,765)	(39,220)	(42,821)
Amortization charges	(1,233)	(1,297)	(3,644)	(4,053)

	(13,830)	(16,062)	(42,864)	(46,874)
OTHER
Interest and other income	611	4,119	1,440	2,702
Write-down of capital assets	—	—	—	432

	(13,219)	(11,943)	(41,424)	(44,604)

INCOME (LOSS) BEFORE INCOME TAXES AND UNREALIZED FOREIGN EXCHANGE GAIN (LOSS); LONG-TERM DEBT	45,788	(4,017)	46,481	(10,724)
UNREALIZED FOREIGN EXCHANGE (LOSS) GAIN; LONG TERM DEBT	(676)	(19,987)	64,098	1,576

INCOME (LOSS) BEFORE INCOME TAXES	45,112	(24,004)	110,579	(9,148)
INCOME AND LARGE CORPORATION TAX EXPENSE (RECOVERY)	16,189	(4,638)	27,916	(2,207)

NET INCOME (LOSS)	28,923	(19,366)	82,663	(6,941)
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	48,653	25,211	(5,087)	12,786

RETAINED EARNINGS, END OF PERIOD	$77,576	$5,845	$77,576	$5,845

Basic and diluted earnings (loss) per share	$1.99	$(1.33)	$5.68	$(0.48)

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of dollars) Unaudited

	Three months ended September 30		Nine months ended September 30

	2003	2002	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$28,923	$(19,366)	$82,663	$(6,941)
Amounts not requiring an outlay of cash
Amortization of capital assets	7,724	7,580	22,962	24,010
Amortization of financing costs	651	654	1,924	1,916
Amortization of debt discount	216	216	638	639
Unrealized foreign exchange (gain) loss; long-term debt	676	19,987	(64,098)	(1,576)
Amortization of consent and commitment fees	366	427	1,169	1,499
Non-cash stock-based compensation	—	67	(210)	201
(Gain) Loss on disposal of capital assets	(1)	17	12	26
Writedown of machinery and equipment	—	—	—	432
Change in non-current reforestation obligation	(348)	(46)	(353)	155
Write-off of security deposit on lease termination	—	980	—	980
Future income taxes	15,908	(4,992)	27,691	(3,629)
Change in non-cash operating working capital	(7,455)	10	(16,549)	(11,852)

	46,660	5,534	55,849	5,860

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in capital lease obligations	(65)	97	519	48

	(65)	97	519	48

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to capital assets	(1,910)	(4,599)	(5,713)	(6,242)
(Increase) decrease in other assets	(733)	(1,596)	(278)	(423)
Proceeds on disposal of capital assets	6	13	23	14

	(2,637)	(6,182)	(5,968)	(6,651)

NET CASH INFLOW (OUTFLOW)	43,958	(551)	50,400	(743)
CASH, BEGINNING OF PERIOD	86,637	86,770	80,195	86,962

CASH, END OF PERIOD	$130,595	$86,219	$130,595	$86,219

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statement
Three and nine month periods ended September 30, 2003 and 2002
(Unaudited)

1.	BASIS OF PRESENTATION

The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements. These interim unaudited consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2002. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.	CONTINGENT ITEM

In March 2003, the Government of B.C. (“Crown”) introduced the Forestry Revitalization Plan (the “Plan”) that provides for significant changes to Crown forest policy and to the existing allocation of Crown timber tenures to licensees. The changes prescribed in the Plan include the elimination of minimum cut control regulations, the elimination of existing timber processing regulations, and the elimination of restrictions limiting the transfer and subdivision of existing licences. As well, through legislation, licensees, including the Company, will be required to return 20% of their replaceable tenure to the Crown. The Crown has indicated that licensees will be fairly compensated for the return of tenure and related costs such as roads and bridges.

The effect of the timber take-back will result in a reduction of approximately 29,600 cubic metres of the Company’s allowable annual cut. The effect of the Plan on the Company’s financial position and results of operations is not determinable at this time. The Company will record the effects of the plan when the amounts to be recorded are determinable.

AINSWORTH LUMBER CO. LTD.
Other Information

Selected Balance Sheet Items ($000’s)	September 30, 2003	September 30, 2002

Cash	$130,595	$86,219
Total assets	$584,019	$556,667
Total debt	$377,438	$442,874
Shareholders’ equity	$130,824	$59,475

		Three Months ended September 30		Nine months ended September 30

Reconciliation of Net Income (loss) to EBITDA ($000’s)		2003	2002	2003	2002

Net Income (loss)		$28,923	$(19,366)	$82,663	$(6,941)
Add:	Depreciation and amortization	7,724	7,580	22,962	24,010
	Finance expense	13,830	16,062	42,864	46,874
	Write-down of capital assets	—	—	—	432
	Income and large corporation tax expense (recovery)	16,189	(4,638)	27,916	(2,207)
	Unrealized foreign exchange (gain) loss	676	19,987	(64,098)	(1,576)

EBITDA		$67,342	$19,625	$112,307	$60,592

Product Sales ($000’s)
OSB		$118,180	$64,350	$258,740	$201,019
Plywood		18,667	15,273	52,655	46,021
Veneer		2,838	2,364	8,813	9,967
Lumber		—	4,085	925	13,716
Chips		563	563	1,649	1,593

		$140,247	$86,635	$322,782	$272,316

Geographic Sales Distribution ($000’s)
Canada		$23,402	$19,259	$59,981	$49,995
USA		107,916	55,896	237,648	193,175
Europe		1,917	2,535	6,014	4,965
Asia		7,012	8,945	19,139	24,181

		$140,247	$86,635	$322,782	$272,316

Product Shipment Volumes
OSB	(msf-3/8”)	349,906	324,389	1,002,480	985,415
Plywood	(msf-3/8”)	31,434	22,020	88,022	67,571
Veneer	(msf-3/8”)	13,133	10,390	41,326	45,890
Lumber	(mfbm)	—	10,063	2,447	28,678
Chips	(BDUs)	7,672	5,902	24,138	22,338

Production Volumes
OSB	(msf-3/8”)	343,139	323,489	999,456	969,578
Plywood	(msf-3/8”)	26,536	22,852	84,582	70,502
Veneer	(msf-3/8” {Note 1}	42,467	34,181	133,148	124,339
Lumber	(mfbm)	—	11,073	—	29,388
Chips	(BDUs)	7,672	5,902	24,138	22,338

Note 1: includes transfer volumes to Savona (for plywood production)

About Ainsworth

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for over 50 years. The company’s facilities have a total annual capacity of 1.5 billion square feet – 3/8” of oriented strand board (OSB), 155 million square feet – 3/8” of specialty overlaid plywood, and 65 million board feet of lumber. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and finger-joined lumber plant at Abbotsford.

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200

Investor Relations Contact:

Robert Allen
Chief Financial Officer
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: boba@ainsworth.ca

Or

Bruce Rose
General Manager, Corporate Planning
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: brucer@ainsworth.ca

Common shares of Ainsworth Lumber Co. Ltd. are traded on the Toronto Stock Exchange under the symbol: ANS

Visit our web-site: www.ainsworth.ca

Document 3

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and nine month periods ended September 30, 2003 and 2002
(Unaudited)

SEGMENTED INFORMATION

The terms of the 13.875% senior secured notes due July 15, 2007 require special disclosure, beginning in the three month period ending June 30, 2002, segmenting the company’s interest in the High Level project, the non-OSB assets, and the remainder of the operations of the company.

Non-OSB assets, by definition, include the company’s veneer and plywood operations.

The remainder of the operations includes the 100 Mile House and Grande Prairie OSB facilities and the Abbotsford finger-joined lumber facility, and are described below as “Other”.

Finance expense and income taxes are not segmented as these corporate activities reflect the overall activity of the company, not those of individual segments.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

Sales of $140.2 million in the third quarter were $53.6 million or 61.9% higher than the $86.6 million in sales in the same period of 2002. The increase this quarter was largely attributable to a 70.3% increase in average OSB sales price and a 7.9% increase in OSB shipment volume. OSB sales alone in the three-month period were $118.2 million compared to $64.4 for the corresponding quarter last year.

Operating earnings before amortization, plus interest and other income (EBITDA) were $67.3 million compared to $19.6 million in the third quarter of 2002. The increase in EBITDA was a result of higher OSB prices and shipments.

Income (before income taxes and unrealized foreign exchange loss on US-dollar denominated debt) in the third quarter was $45.8 million compared to a loss of $4.1 million in the same period of 2002. After taking into account income taxes and unrealized foreign exchange loss on US-dollar denominated debt, the net income was $28.9 million compared to a net loss of $19.4 million in the third quarter of 2002. The increase in net income was primarily due to the increase in operating earnings and the $19.3 million decrease in the unrealized foreign exchange loss on US-dollar denominated debt.

Financial Highlights

Sales in the third quarter increased by $53.6 million (61.9%) to $140.2 million due to the combined effect of a $53.8 million increase in OSB sales, a $4.1 million decrease in lumber sales, a $3.4 million increase in plywood sales, and a $0.5 million increase in veneer sales. OSB sales amounted to approximately 84% of the company’s total sales in the third quarter of 2003 compared to 74% in the same period of 2002.

OSB sales of $118.2 million were $53.8 million or 83.5% higher than OSB sales of $64.4 million in the third quarter of 2002. Compared to the same period of 2002 the company’s average OSB sales price increased by 70.3% and OSB shipments increased 7.9%.

High Level OSB – During the quarter, sales from the High Level OSB facility increased by $24.2 million to $35.0 million due to a 152% increase in the average OSB sales price and a 28.7% increase in shipment volume.

Non-OSB – Non-OSB sales during the quarter were $22.1 million compared to $18.1 in 2002, representing an increase of $4.0 million (22.1%) compared to the second quarter of 2002. The increase in

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and nine month periods ended September 30, 2003 and 2002
(Unaudited)

Non-OSB sales was attributable primarily to a $3.4 million increase in plywood revenue and a $0.4 million increase in veneer revenue. Plywood sales revenue in the quarter increased by 22.2% compared to the same period last year to $18.7 million because of a 42.8% increase in shipments and a 14.4% decrease in average sales price. Plywood’s lower average sales price resulted from increased shipments of lower-priced commodity sheathing products. Veneer sales increased on account of a 26.4% increase in shipment volume, partially offset by a 5.0% decline in sales price.

Other – Other sales increased by $25.5 million compared to 2002. The increase in other sales is due to the increase in OSB revenue from the company’s 100 Mile House and Grande Prairie OSB facilities. Other OSB revenue increased by $29.6 million as a result of a 66.6% increase in the OSB sales price and a 3.4% increase in OSB shipment volume. The increase in Other revenue from OSB was partially offset by the decline in Lumber sales by $4.1 million as the Abbotsford operation has been temporarily closed since December 2002 due to market conditions.

Cost of products sold in the third quarter of 2003 was $68.7 million compared to $64.4 million in 2002 primarily due to an increase in shipments of OSB, plywood, and veneer.

OSB costs of products sold in the third quarter of 2003 was $48.5 million compared to $45.8 million during the same period of 2002. The higher cost of products sold was attributable to a 7.9% increase in OSB shipments and a 2.9% decrease in average production cost per unit.

High Level OSB – OSB cost of products sold for the company’s High Level facility were $11.4 million compared to $10.5 million in 2002. The increase in cost of products sold is explained by the 28.7% increase in OSB shipment volume, partially offset by a 7.9% reduction in per unit production costs. EBITDA increased by $21.8 million compared to 2002 as a result of the increase in OSB prices and shipment volume and a decline in production costs.

Non-OSB – Plywood and veneer cost of products sold was $19.9 million or 38.2% higher than those incurred in the corresponding quarter last year. Plywood and veneer shipments increased by 42.8% and 26.4% respectively compared to the third quarter of 2003. EBITDA decreased by $1.4 million during the quarter primarily due to increased shipments of lower-priced commodity sheathing products and a reduction in other income.

Other – Other cost of products sold increased by $2.2 million to $35.3 million during the quarter. The increase in other cost of products sold relates to increased shipment volumes of OSB partially offset by the decrease in lumber cost of products sold by $5.0 million due to the ongoing closure of the Abbotsford operation. During the quarter, EBITDA increased by $22.3 million (90.2%) compared to 2002 as a result of the significant increase in OSB prices and shipment volume.

Selling and administration expenses of $4.8 million for the third quarter of 2003 were $1.9 million or 29.1% lower than the same period of 2002 due to management initiatives to reduce administrative cost.

Amortization of capital assets for the third quarter of 2003 was $7.7 million compared to $7.6 million in the corresponding period in the prior year.

Finance expense, excluding unrealized foreign exchange gain on US$ denominated debt, at $13.8 million was $2.3 million lower than the $16.1 million expense in the third quarter of 2002. The lower finance expense resulted from the year-over-year appreciation of the Canadian dollar relative to the US dollar.

Other income of $0.6 million was $3.5 million lower when compared to $4.1 million in the same period of 2002. The decrease was primarily due to foreign exchange loss on working capital arising from the year-

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and nine month periods ended September 30, 2003 and 2002
(Unaudited)

over-year appreciation of the Canadian dollar relative to the US dollar. The comparable three-month period in 2002 provided a $3.8 million foreign exchange gain on working capital.

Unrealized foreign exchange loss associated with US-dollar denominated debt amounted to $0.7 million in the quarter compared to $21.0 million in 2002. The lower loss reflects the relative stability of the Canadian dollar vis-a-vis the US dollar in the third quarter of 2003 compared to the same period of 2002.

Income tax expense for the quarter was $16.2 million compared to a $4.6 income tax recovery in the third quarter of 2002. The higher tax expense resulted from a $69.1 million increase in income before income taxes relative to the third quarter last year.

Operating Highlights

OSB production volume of 343 million square feet (3/8” basis) was 6.1% higher than the third quarter of 2002. Productivity gains were realized at the High Level and Grande Prairie OSB facilities. At the High Level mill, a 19.5% increase in production volume compared to the third quarter of 2002 was realized primarily due to major press repairs completed during a seven-day shut down in late June. The Grande Prairie OSB facility had a 3.7% increase in production compared to the third quarter of 2002 as a result of earlier capital programs aimed at increasing the mill’s productive capacity.

Plywood production was 16.1% higher than the corresponding quarter last year. The increase was attributable to strong demand and higher market prices for commodity sheathing plywood.

Veneer production increased by 26.4% in the quarter primarily due to strong market conditions for veneer and commodity sheathing plywood.

There was no production of lumber during the quarter because the Abbotsford lumber facility remains closed due to market conditions.

Cash Flow and Liquidity

Cash provided by operations, after changes in non-cash working capital, was $46.7 million for the third quarter of 2003 compared to $5.1 million in the third quarter of 2002. The increase was largely attributed to higher operating earnings arising from higher OSB prices. Non-cash working capital decreased by $7.5 million compared to the same period of 2002 primarily due to the decrease in accrued liabilities associated with the decline in accrued interest.

Capital expenditures of $1.9 million for the third-quarter 2003 were down $2.7 million compared to the same period last year. The company has undertaken several small, high-return capital projects at each of its facilities.

At September 30, 2003 the company had $130.6 million in cash and cash equivalents available compared to $80.2 million at December 31, 2002 and $86.2 million at the end of the third quarter of 2002. Under the indentures governing our senior secured notes, we have virtually no ability to incur additional debt. As a result, our operations are funded solely by cash flow generated from operations and our available cash balance. Our cash flow is subject to general economic, industry, and legislative conditions that are beyond our control.

Outlook

Strong homebuilding activity and low inventories in key markets led to higher OSB market prices in the third quarter and allowed the company to generate strong operating earnings. Given the existing order

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and nine month periods ended September 30, 2003 and 2002
(Unaudited)

files and OSB pricing, the company expects strong operating earnings performance to continue for the remainder of 2003. While economic uncertainties continue to prevail, we anticipate OSB pricing to remain strong in the near term.

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and nine month periods ended September 30, 2003 and 2002
(Unaudited)

	Three months ended September 30, 2003 ($000’s)

	High Level	Non-OSB	Other	Total

Sales	$35,018	$22,067	$83,162	$140,247
Amortization	1,387	782	5,555	7,724
Operating earnings (loss)	22,128	(119)	36,998	59,007
Operating earnings before amortization plus interest and other income	23,667	759	42,916	67,342
Assets
Capital expenditures	368	1,288	254	1,910

	Three months ended September 30, 2002 ($000’s)

	High Level	Non-OSB	Other	Total

Sales	$10,804	$18,124	$57,707	$86,635
Amortization	1,255	1,175	5,150	7,580
Operating earnings	625	2,556	16,444	19,625
Operating earnings before amortization plus interest and other income	1,860	2,215	20,638	24,713
Assets	158,843	51,687	294,072	504,602
Capital expenditures	—	320	1,074	1,394

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and nine month periods ended September 30, 2003 and 2002
(Unaudited)

	Nine months ended September 30, 2003 ($000’s)

	High Level	Non-OSB	Other	Total

Sales	$61,468	$63,115	$198,199	$322,782
Amortization	4,120	2,551	16,291	22,962
Operating earnings	22,628	223	65,054	87,905
Operating earnings before amortization plus interest and other income	27,003	3,037	82,267	112,307
Assets
Capital expenditures	1,597	2,205	1,911	5,713

	Nine months ended September 30, 2002 ($000’s)

	High Level	Non-OSB	Other	Total

Sales	$36,703	$57,403	$178,210	$272,316
Amortization	3,934	3,112	16,964	24,010
Operating earnings	517	1,452	31,911	33,880
Operating earnings before amortization plus interest and other income	4,662	5,016	50,482	60,160
Assets	151,418	50,191	355,058	556,667
Capital expenditures	1,432	931	3,879	6,242

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2003

AINSWORTH LUMBER CO. LTD.

By: /s/ Bob Allen Bob Allen Chief Financial Officer